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SECU

Washington, D.C. 20549

Mail Processing
Received
MAR 01 2018
WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Emerging Growth Equities, Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 First Avenue
(No. and Street)

King of Prussia (City) PA (State) 19406-2816 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Berlacher 610-783-1800
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Gregory J. Berlacher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerging Growth Equities, Ltd., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
SHERI ANDERSON
Notary Public
UPPER MERION TWP, MONTGOMERY COUNTY
My Commission Expires Dec 4, 2020

Sheri Anderson
Notary Public

Signature

Principal Executive Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Emerging Growth Equities, Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Emerging Growth Equities, Ltd. (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 1999
Abington, Pennsylvania
February 22, 2018

Emerging Growth Equities, Ltd.
Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	87,758
Furniture and equipment, net		3,700
Prepaid expenses, deposits and other assets		23,072
Total assets	$	114,530

Liabilities and Partners' Capital

Liabilities		
Accounts payable and accrued expenses	$	39,378
Due to affiliate		15,000
Total liabilities		54,378
Partners' capital		60,152
Total liabilities and partners' capital	$	114,530

The accompanying notes are an integral part of these financial statements.

Emerging Growth Equities, Ltd.
Notes to Financial Statement
December 31, 2017

1. Organization

Emerging Growth Equities, Ltd. ("the Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). It is a Pennsylvania limited partnership that is a wholly owned subsidiary of EGE Holdings, Ltd., a Pennsylvania limited partnership. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Investment banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructure advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, which is not materially different than trade date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Depreciation – Fixed asset purchases are classified as three or seven-year property for depreciation purposes. They are depreciated under accelerated methods.

Cash and cash equivalents – The Company includes as cash and cash equivalents amounts invested in money market mutual funds.

Income taxes – No provision has been made for income taxes since the Company has elected to be taxed as a partnership and is not taxed at the entity level.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ended, December 31, 2017, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for tax periods prior to 2013.

Allocation of income, loss and cash distributions – Allocation of net income, loss and cash distributions are allocated 99.5% to EGE Holdings, Ltd. and .5% to EGE Special Purpose Corporation, the general partner which is owned by EGE Holdings, Ltd.

2. Summary of Significant Accounting Policies (Continued)

Use of estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events- Management has evaluated subsequent events through February 22, 2018, the date at which the financial statement was available to be issued and has determined that there were no subsequent events requiring recognition or disclosure in this financial statement.

3. Operating Leases

The Company leases certain equipment under non-cancellable leases that expire in 2017. Equipment lease expense for the year ended December 31, 2017 totaled $3,256. Future minimum lease payments under operating leases are as follows:

Year	Equipment
2018	$1,714

4. Furniture and Equipment

Furniture and equipment is summarized as follows:

Furniture and equipment	$	36,607
Less accumulated depreciation		32,907
	$	3,700

Depreciation expense totaled $5,667 for the year ended December 31, 2017.

5. Computation for Determination of Reserve Requirements

The Company will operate in accordance with the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3. Customer accounts were not maintained in 2017.

6. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $33,380 which was $28,380 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.63 to 1.

7. Going Concern

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-1 5, (Disclosures of uncertainties about an entity's abiity to continue as a going concern), Management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of this financial statement, and the Parent who has committed to such funding has stated that it intends to continue to make capital contributions to the Company. On February 22, 2018, the Parent made an additional capital contribution to the company of $60,000.

Emerging Growth Equities, Ltd.
Statement of Financial Condition
December 31, 2017

Emerging Growth Equities, Ltd.
TABLE OF CONTENTS
December 31, 2017